UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Antares Pharma, Inc.

(Name of Subject Company (Issuer))

ATLAS MERGER SUB, INC.

HALOZYME THERAPEUTICS, INC.

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

036642106

(Cusip Number of Class of Securities)

Mark Snyder

Senior Vice President, General Counsel and Corporate Secretary

Halozyme Therapeutics, Inc.

11388 Sorrento Valley Road

San Diego, California 92121

Telephone: (858) 794-8889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), and Parent on April 26, 2022 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of Antares Pharma, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information contained in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in the Schedule TO by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

Summary Term Sheet — The first paragraph that follows the question “Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?” is hereby deleted in its entirety and replaced by the following paragraph:

“Yes. We estimate that we will need approximately $960 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Purchaser will acquire these funds from Parent. Parent intends to provide the funds out of available cash on hand and newly obtained incremental financing pursuant to an amended and restated commitment letter with Bank of America, N.A., BofA Securities, Inc. (together “BofA”), Wells Fargo Bank and Wells Fargo Securities, LLC (together, “Wells Fargo”) dated as of April 28, 2022 (the “Amended and Restated Debt Commitment Letter”). Neither the Offer nor the Merger is subject to any financing condition.”

2.	Section 9 — “Source and Amount of Funds” is hereby amended by deleting the Section in its entirety and replacing it with the following:

“9.	Source and Amount of Funds

We estimate that we will need approximately $960 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Purchaser will acquire these funds from Parent, which intends to provide the funds out of available cash on hand and newly obtained incremental financing pursuant to the Amended and Restated Debt Commitment Letter.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Substantially concurrent with the Effective Time, Parent or Purchaser will deposit, or will cause to be deposited, with the Depositary cash sufficient to make payment of the aggregate Offer Price and the aggregate Merger Consideration. We believe that the financial condition of Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

Debt Financing

Parent has received an Amended and Restated Commitment Letter dated as of April 28, 2022 (the “Amended and Restated Debt Commitment Letter”), pursuant to which Bank of America, N.A., BofA Securities, Inc. (together, “BofA”), Wells Fargo Bank and Wells Fargo Securities, LLC (together “Wells Fargo”) have committed to provide, subject to the terms and conditions of the Amended and Restated Debt Commitment Letter, to Parent a $375 million senior secured term loan. BofA and Wells Fargo have also committed to approve, subject to the terms and conditions of the Amended and Restated Debt Commitment Letter, an amendment to Parent’s existing revolving credit facility to permit the Merger and make other changes specified in the Amended and Restated Debt Commitment Letter. The proceeds of the term loan, in addition to a portion of Parent’s existing cash on hand, would be used to pay the Merger Consideration, refinance the Company’s existing indebtedness and pay any fees and expenses in connection with any of the foregoing (such committed Debt Financing, collectively, the “Debt Financing”).

It is anticipated that the senior secured term loan will mature on November 30, 2026 and will call for amortization payments on a quarterly basis as set forth in the Amended and Restated Debt Commitment Letter. The applicable interest rate on the senior secured term loan is anticipated to be a forward-looking term rate based on the secured overnight financing rate (“SOFR”) that has been selected or recommended by relevant governmental body, in each case as published on the information service as selected by BofA and Wells Fargo (“Term SOFR”) plus a Term SOFR adjustment, plus an interest margin ranging from 125 basis points to 225 basis points depending on a consolidated net leverage ratio pricing grid as set forth in the Amended and Restated Debt Commitment Letter. The definitive financing documentation is also expected to include a base rate option. All overdue amounts will be payable at a rate of 200 basis points per annum above the otherwise applicable rate.

It is anticipated that voluntary prepayments of the senior secured term loan will be permitted at any time without premium or penalty in the minimum amounts equal to, in the case of Term SOFR loans, the lesser of $5 million and the amount outstanding and in integral multiples of $1 million over $5 million and, in the case of base rate loans, the lesser of $500,000 and the amount outstanding and in integral multiples of $100,000 over $500,000. It is further anticipated that the senior secured term loan will be subject to mandatory prepayment with (1) net cash proceeds from issuances of debt (other than certain permitted debt) and (2) net cash proceeds from certain non-ordinary course asset sales (subject to reinvestment rights and other exceptions).

The documentation governing the Debt Financing has not been finalized. Accordingly, the terms thereof are subject to change.

The funding of the Debt Financing is subject to the following conditions:

•	execution and delivery of definitive financing documentation for the Debt Financing by Parent and each of the other parties party thereto;

•

the Merger shall have been consummated or substantially concurrently with the funding of the Debt Financing, on substantially the terms set forth in the Merger Agreement (subject to certain potential modifications deemed not materially adverse to the interests of the lenders as set forth in the Amended and Restated Debt Commitment Letter or have been approved by BofA and Wells Fargo);

•

the material accuracy of certain specified representations to the extent required by the limited conditionality provisions set forth in the Amended and Restated Debt Commitment Letter (or if qualified by materiality or material adverse effect, the accuracy thereof);

•	BofA and Wells Fargo having received the pro forma financial statements and financial certificates of Parent and its subsidiaries;

•	the provision of applicable documentation under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act;

•	the payment, or arrangement for such payment substantially contemporaneously with the initial funding of the Debt Financing, of all fees and expenses required to be paid to by the Parent;

•

all documents and instruments required to be entered into or delivered to create and perfect the security interest of the collateral agent and the other secured parties have been executed and delivered;

•	the Closing Date shall not occur prior to May 12, 2022;

•	a Material Adverse Effect (as defined in the Merger Agreement) has not occurred since the date of the Amended and Restated Debt Commitment Letter that is continuing; and

•	the refinancing associated with the Transactions shall have been consummated or will be consummated substantially concurrently with the closing of the Debt Financing.

The foregoing summary of certain provisions of the Amended and Restated Debt Commitment Letter is qualified by reference to the Amended and Restated Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Amended and Restated Debt Commitment Letter as Exhibit (b)(2) to the Schedule TO.”

3.	Section 11 — “The Merger Agreement; Other Agreements” is hereby amended by deleting the subsection titled “Debt Commitment Letter” in its entirety and replacing it with the following subsection:

“Amended and Restated Debt Commitment Letter

The description of the Amended and Restated Debt Commitment Letter included in Section 9—“Source and Amount of Funds—Debt Financing” is incorporated into this Section 11 by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(b)(2)	Amended and Restated Commitment Letter, dated as of April 28, 2022, by and among Halozyme Therapeutics, Inc., BofA Securities, Inc., Bank of America N.A, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2022

Atlas Merger Sub, Inc.

By:	/s/ Nicole LaBrosse
Name: Nicole LaBrosse
Title: Treasurer

Halozyme Therapeutics, Inc.

By:	/s/ Nicole LaBrosse
Name: Nicole LaBrosse
Title: Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2022.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal, dated April 26, 2022.*

(a)(5)(A)	Email to employees of Antares Pharma, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(B)	Email to employees of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(C)	Halozyme Therapeutics, Inc. employee FAQs, dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(D)	Letter to partners of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(E)	Halozyme Therapeutics, Inc. infographic, published on April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(F)	Social media posts (Twitter and LinkedIn) of Halozyme Therapeutics, Inc., dated April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(G)	Transcript of conference call of Halozyme Therapeutics, Inc., held on April 13, 2022 (incorporated herein by reference to Exhibit (a)(5)(G) to the Schedule TO-C filed by Parent with the SEC on April 14, 2022).

(a)(5)(H)	Joint press release of Halozyme Therapeutics, Inc. and Antares Pharma, Inc., dated as of April 13, 2022 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(I)	Investor Presentation of Halozyme Therapeutics, Inc., dated as of April 13, 2022 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent with the SEC on April 13, 2022).

(a)(5)(J)	Press Release of Halozyme Therapeutics, Inc., dated as of April 26, 2022.*

(b)(1)	Commitment Letter, dated as of April 12, 2022, by and among Halozyme Therapeutics, Inc., BofA Securities, Inc. and Bank of America N.A.*

(b)(2)	Amended and Restated Commitment Letter, dated as of April 28, 2022, by and among Halozyme Therapeutics, Inc., BofA Securities, Inc., Bank of America N.A, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.**

(d)(1)	Agreement and Plan of Merger, dated as of April 12, 2022, by and among Halozyme Therapeutics, Inc., Atlas Merger Sub, Inc. and Antares Pharma, Inc. (incorporated herein by reference to Exhibit 2.1 to Halozyme Therapeutics, Inc.’s Form 8-K (File No. 001-32335), filed with the SEC on April 13, 2022).

(d)(2)	Confidentiality Agreement, dated as of February 18, 2022, by and between Halozyme Therapeutics, Inc. and Antares Pharma, Inc.*

(d)(3)	Exclusivity Agreement, dated as of March 17, 2022, by and between Halozyme Therapeutics, Inc. and Antares Pharma, Inc.*

(g)	Not applicable.

(h)	Not applicable.

107	Fee Filing Table.**

*	Previously filed on April 26, 2022 as an exhibit to the Schedule TO.
**	Filed herewith.